Exhibit 21.1

Subsidiaries of Appliance Recycling Centers of America, Inc.

Name	Jurisdiction of Incorporation
ARCA Recycling, Inc.	California
ARCA Canada Inc.	Ontario, Canada
Customer Connexx, LLC	Nevada
GeoTraq Inc.	Nevada

All subsidiaries are 100% owned by the Company.